Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING ANNOUNCES MANAGEMENT CHANGES

Calgary, Alberta, Canada – December 4, 2015

Precision Drilling Corporation ("Precision" or the "Corporation") announced today that Douglas Strong, President, Completion & Production Services will retire from the Corporation and Kenneth Haddad, Senior Vice President, Business Development will separate from the Corporation to pursue other interests effective December 31, 2015.

Over a 21-year career with the Corporation, Mr. Strong served the Corporation in various senior financial roles, including Chief Financial Officer from 2005 to 2010 and more recently as President of the Completion & Production Services group.

Mr. Haddad served the Corporation for eight years after holding previous leadership roles with Halliburton Co., and other roles with MAPCO, Inc. and Brown & Root. He was instrumental in the completion of the Corporation's acquisition of Grey Wolf, Inc. based in the United States.

"On behalf of Management and the Board of Directors, I would like to thank Ken Haddad and Doug Strong for their contributions to the success of Precision," said Kevin Neveu, President and CEO. "Both Ken and Doug have been dedicated members of our management team and instrumental in strategic initiatives which expanded Precisions' High Performance, High Value capability.  I, along with all of my colleagues within the Precision family, wish them well in their future endeavors," he added.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service and snubbing rigs, coil tubing services, camps, rental equipment, and water treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol "PD" and on the New York Stock Exchange under the trading symbol "PDS".

For further information, please contact:

Rob McNally, Executive Vice President & CFO

403.716.4771
403.716.4755 (FAX)
800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada  T2P 1G1
Website:  www.precisiondrilling.com